FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___      No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___      No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item 1.

This Form 6-K is incorporated by reference into the registration statement on Form F-3 of YPF S.A. filed with the Securities and Exchange Commission (File No. 333-149313).

New Directors

Pursuant to the Resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting of the Company held on March 7, 2008 (the “March 7, 2008 Resolutions”), the new members of our Board of Directors are Mr. Enrique Eskenazi, who will serve as our Vice-Chairman of the Board, Mr. Sebastián Eskenazi, who will serve as our Chief Executive Officer, Mr. Matías Eskenazi Storey, Mr. Mario Blejer, Mr. Aníbal Guillermo Belloni and Salvador Font Estrany.  These directors, other than Mr. Font Estrany (who was nominated by Repsol YPF, S.A.), were nominated by Petersen Energía S.A. pursuant to its right to nominate certain of our directors under the Shareholders’ Agreement dated February 21, 2008 between Petersen Energía S.A. and Repsol YPF, S.A. and certain of its affiliates (the “Shareholders’ Agreement”).  The following biographical information sets forth such directors’ outside business interests and experience.

Enrique Eskenazi

Mr. Enrique Eskenazi holds a degree in Chemical Engineering from the Universidad Nacional del Litoral in Santa Fe, Argentina and a master's degree in Food Engineering from the Illinois Institute of Technology in Chicago.  He was designated Vice Chairman and elected Director of YPF in March 2008.  He is also the Co-Chief Executive Officer of Marviol S.R.L. and the President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Petersen Energía, S.A. (Spain), Petersen, Thiele y Cruz S.A., Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., Fundación Banco de San Juan S.A. and Fundación Nuevo Banco de Entre Ríos S.A.  He is also Vice President of Mantenimientos y Servicios S.A. and Santa Sylvia S.A. and a member of the Board of Directors of Petersen, Thiele y Cruz S.A., Estacionamientos Buenos Aires S.A., Petersen Energía, S.A. (Spain), Petersen Energía Pty. Ltd. and Agro Franca S.A.

Sebastián Eskenazi

Mr. Sebastián Eskenazi was designated Executive Vice-Chairman, Chief Executive Officer and elected Director of YPF in March 2008.  He is also Co-Chief Executive Officer of Marviol S.R.L. and Petersen Energía, S.A. (Spain) and President of Arroyo Lindo S.A. and Red Link S.A.  Mr. Eskenazi is Vice President of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), Petersen Thiele y Cruz S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A., President of Mantenimientos y Servicios S.A., an alternate member of the Board of Directors of Banco de San Juan S.A. and member of the Board of Directors of Petersen Energía, S.A. (Spain), Petersen Energía Pty. Ltd. and Petersen Inversiones S.A.

Matías Eskenazi Storey

Mr. Matías Eskenazi Storey was elected Director of YPF in March 2008. He is also Chief Executive Officer of Administradora San Juan S.R.L. and Co-Chief Executive Officer of Petersen Energía, S.A. (Spain).  He is President of Estacionamientos Buenos Aires S.A. and Vice President of Comercial Latino S.A. and Banco de Santa Cruz S.A.  Mr. Matías Eskenazi Storey is alternate member of the Board of Directors of Mantenimientos y Servicios S.A., Banco de San Juan S.A. and Red Link S.A. and member of the Board of Directors of Petersen Energía, S.A., (Spain), Petersen Energía Pty. Ltd., Petersen Inversiones S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A. and Petersen Energía S.A. (Argentina).

Mario Blejer

Mr. Blejer was elected Director of YPF in March 2008. He holds a bachelor’s and a master’s degree in Economics from Hebrew University, and a master’s degree and a Ph.D. in Economics from the University of Chicago.  He has been a professor of Economics at the Hebrew University of Jerusalem, Boston University, the Central European University, in Budapest, and

the New York University Graduate School of Business, a senior advisor to the World Bank, Europe and Central Asia region, and the International Monetary Fund, and was a senior researcher at the Center for Latin American Monetary Studies.  From 2001 to 2002, he was the Deputy Governor and then the Governor of the Central Bank of Argentina, and from 2003 to 2008 he was the director of the Centre for Central Banking Studies, and advisor to the Governor, of the Bank of England.  He is currently an independent economic consultant, professor at the Universidad de San Andrés in Buenos Aires, and is a director of IRSA S.A. and Consultants Asset Management, both located in Buenos Aires. He obtained a master's degree in Economics at the Hebrew University of Jerusalem and a Ph.D. in Economcs at the University of Chicago.

Aníbal Guillermo Belloni

Mr. Belloni was elected Director of YPF in March 2008.  He holds a degree in Electrical Engineering from the Universidad de Buenos Aires, and has been a director of Petersen, Thiele y Cruz S.A. since 1989.  He has worked as an engineer and business development manager at Sade S.A., as a general manager at Cosapi S.A., in Lima, Peru, as a Vice President of Kanter S.A., and as the Argentine representative of Foster Wheeler Corporation.  He has been an Executive Board member of the Argentine Chamber of Construction and was a founding member and Executive Board member of the Argentine Union of Construction.

Salvador Font Estrany

Mr. Font Estrany is a civil engineer. He is currently Energy General Manager of Sacyr Vallehermoso, S.A. in Spain.  He has previously served as Commercial Director and Chairman of CAMPSA Red, Managing Director of CEPSA Red, Cepdisa and Dispesa, Chairman of CEPSA Estaciones de Servicio, a member of the Executive Committee of CEPSA, and was a Director of CEPSA Lubricantes, CEPSA Gas, Petro Cat, Cepsa Portuguesa and Turyocio.  He also previously served as Commercial General Manager and member of the Operating and Executive Committees of Iberdrola.

New Alternate Directors

Pursuant to the March 7, 2008 Resolutions, the new alternate members of our Board of Directors are Mr. Ezequiel Eskenazi Storey, Mr. Mauro Renato José Dacomo, Mr. Ignacio Cruz Morán and Mr. Eduardo Ángel Garrote.  These directors were appointed by Petersen Energía S.A. pursuant to its right to appoint certain of our alternate directors under the Shareholders’ Agreement.

New Members of our Supervisory Committee

Pursuant to the March 7, 2008 Resolutions, the new members of our Supervisory Committee are Mr. Israel Lipsich and Mr. Carlos María Tombeur.

New Alternate Members of our Supervisory Committee

Pursuant to the March 7, 2008 Resolutions, the new alternate members of our Supervisory Committee are Mr. Oscar Alberto Oroná, Mr. Eduardo A. Sanguineti and Mr. Rubén Laizerowitch.

Certain Family Relationships Among Directors and Alternate Directors

Mr. Enrique Eskenazi is the father of Messrs. Sebastian Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey. Messrs. Sebastian Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey are brothers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 17, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer